Exhibit 99.1

Nova CEO to present at the 2026 Alaska Sustainable Energy Conference

Melbourne, Australia, May 20, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to advise that Chief Executive Officer, Mr. Christopher Gerteisen, will attend and present at the Alaska Sustainable Energy Conference (ASEC).

ASEC is a premier Alaskan energy and resources gathering, bringing together senior government officials, industry executives, and leading researchers to advance dialogue on energy security, resource development, and sustainable infrastructure across the state and broader region. The conference will be held in Anchorage, Alaska, from 19 - 21 May 2026. Further details on the conference can be found at https://alaskasustainableenergy.com/

Mr. Gerteisen will join a distinguished speaker program that includes, among others:

●	Doug Burgum, Secretary of the U.S. Department of the Interior and Chairman, National Energy Dominance Council
●	Mike Dunleavy, State of Alaska Governor
●	Nancy Dahlstrom, Lieutenant Governor, State of Alaska
●	John Crowther, Commissioner, Alaska Department of Natural Resources
●	Audrey Robertson, Assistant Secretary of Energy, U.S. Department of Energy, Office of Critical Minerals and Energy Innovation
●	Randy Ruaro, Executive Director, Alaska Industrial Development and Export Authority (AIDEA)
●	Lee Ann Munk, Director, Alaska Critical Minerals Collaborative, University of Alaska Fairbanks

ASEC provides a valuable platform for Nova to further strengthen relationships with government, industry, and community leaders as the Company progresses the Alaska-based Estelle Gold and Critical Minerals Project toward production.

A copy of Mr. Gerteisen’s presentation can be found at the link below

https://novaminerals.com.au/wp-content/uploads/2026/05/Presentation-for-Governors-Critical-Minerals-Conference.pdf

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Gold and Critical Minerals Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196